Lisa Muller Corporate Secretary Sentinel Group Funds, Inc.
Sr. Counsel
One National Life Drive, Montpelier, Vermont 05604	Sentinel Asset Management, Inc.
www.sentinelinvestments.com	Sentinel Administrative Services, Inc.

	Bus	802-229-7410
	E-mail	lmuller@sentinelinvestments.com

February 22, 2016

Via Electronic Mail

Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File Nos. 333-209094) (Sentinel Small Company Fund)

Dear Ms. Lithotomos:

On behalf of Sentinel Group Funds, Inc., (the “Corporation”), below are responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) to Carol Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomos on February 8, 2016 (the “Comments”), relating to the Corporation’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto.  As discussed with Ms. Lithotomos, the changes referred to herein will be included in the filing made pursuant to Rule 497 under the Securities Act of 1933.  Unless otherwise indicated, defined terms used herein have the meaning set forth in the combined prospectus/joint proxy statement and statement of additional information contained within such 497 filing.

Comment 1:

Who will pay the costs of the Reorganization? Please reflect pro forma adjustments in the capitalization table and the pro forma balance sheet for the cost of the Reorganization to be paid by the Funds.

Response:

Under “Questions and Answers” and under “Information Relating to the Reorganization — Expenses of the Reorganization”, the disclosure reflects that costs of the Reorganization will be paid by the Mid Cap Fund and the Small Company Fund with each Fund paying one-half of the total costs. The capitalization table and pro forma balance sheet have been revised as requested.

Comment 2:	Please confirm that the tax opinion relating to the Reorganization will be filed after the closing of the Reorganization.

Response:

The third undertaking in Item 17 of the Registration Statement provides that the Corporation undertakes to file an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

that is a part of the Registration Statement within a reasonable time after receipt of such opinion. Sentinel hereby represents that the tax opinion relating to the Reorganization will be filed within a reasonable time after receipt of such opinion.

Comment 3:	Will any of the Target Fund’s securities be sold to make the portfolio consistent with the Acquiring Fund’s strategies and objectives? If so, what will be the tax consequences?

Response:

The portfolio managers intend that any trading activity in the Target Fund be based on the fundamental merits of the investments in that Fund. Sales of portfolio securities of the Target Fund will be made in the ordinary course of business. Based on Target Fund and Acquiring Fund portfolio holdings information as of February 16, 2016, no securities would need to be sold in the Target Fund to make the Combined Fund’s holdings, on a pro forma basis, consistent with the Acquiring Fund’s strategies and objectives. The Adviser intends that the reorganization transaction qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended and the Reorganization is conditioned on the receipt of a tax opinion to that effect.

Comment 4:	Please identify the accounting survivor and reflect that references to the “Combined Fund” refer to the Small Company Fund after the Reorganization.

Response:

We note that page 19 of the combined prospectus/information statement states “The accounting survivor of the Reorganization will be the Small Company Fund. As such, the Combined Fund will continue the performance history of the Small Company Fund after the closing of the Reorganization.” The first page of the combined prospectus/information statement also states “The series surviving the Reorganization, the Small Company Fund, is referred to as the “Combined Fund”. A statement has been added at the end of the second paragraph under “Summary — The Reorganization” stating:

“The Small Company Fund, as the Fund surviving the Reorganization, is sometimes referred to as the “Combined Fund”. The Small Company Fund will be the accounting survivor of the Reorganization.”

Statement of Additional Information

Comment 5:	Please indicate that the Combined Fund is the Small Company Fund after the Reorganization.

Response:	The following has been added to the second paragraph under “Financial Statements on page 3 of the statement of additional information immediately after the third sentence:

“References to the ‘Combined Fund’ refer to the Small Company Fund, following the completion of the Reorganization.”

Comment 6:	The financial statements do not reflect an adjustment to “other expenses” due to an elimination of duplicative expenses. Should an adjustment be reflected?

Response:

The pro forma financial statement of operations has been revised to reflect adjustments to various expense items that will be impacted by the reorganization transaction. Footnotes to the pro forma statement of operations has been added to indicate a decrease in these expense items.

Comment 7:

Please include notes to the financial statements in the statement of additional information that describe the tax status of the Funds and the affect the Reorganization will have on future capital loss carryforwards. Please include a note for the basis for the allocation of Reorganization costs to the target fund.

Response:	The following footnote has been added to the Schedule of Investments (in the “Total Investments at Cost” line item) included in the pro forma financial statements:

“At November 30, 2015, the cost for Mid Cap Fund for federal income tax purposes is $99,139,209. Unrealized appreciation for the Mid Cap Fund for federal income tax purposes aggregated $18,426,489 of which $24,382,462 related to appreciated securities and $5,955,973 related to depreciated securities. The Mid Cap Fund had no capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains. At November 30, 2015, the cost for Small Company Fund for federal income tax purposes is $774,092,460. Unrealized appreciation for the Small Company Fund for federal income tax purposes aggregated $152,950,674 of which $183,881,530 related to appreciated securities and $30,930,856 related to depreciated securities. The Small Company Fund also had no capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains. At November 30, 2015, the Pro Forma cost for the Combined Fund for federal income tax purposes is $873,231,669. Pro Forma unrealized appreciation for the Combined Fund for federal income tax purposes aggregated $171,377,163 of which $208,263,992 related to appreciated securities and $36,886,829 related to depreciated securities. The Combined Fund also had no Pro Forma capital loss carry forwards available as of November 30, 2015 with which to offset future capital gains.”

The following statement has been added as Note H to the Financial Statements for the Combined Fund:

“H. Tax Status — The Small Company Fund, as the Combined Fund, intends to continue to qualify for the special tax treatment afforded regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended.”

The following new sentence has been added to “Note D. Expenses” to the financial statements:

“The Board determined that allocating Reorganization costs to both the Target Fund and Acquiring Fund was fair based on the expense savings, including the reduction in management fee, that were anticipated to inure to the benefit of shareholders of both Funds as a result of the Reorganization.”

Comment 8:

It is noted that the acquiring fund is required, under normal circumstances, to invest at least 80% of its assets in small cap stocks, and the disclosure states that in order to re-balance its portfolio there may be sales in the ordinary course of business. Is that the ordinary course of business or to re-position for the merger? There are no adjustments shown in the SOI. Please explain why the target fund will not be required to sell holdings to meet the acquiring fund’s 80% test. If the target fund does intend to sell holdings to meet the acquiring funds 80% test, please include disclosure regarding the estimated anticipated dollar value of sales, estimates of brokerage costs, and estimates of any capital gain distributions (total dollar value and per share value) that may arise from the sales.

Response:

Based on portfolio holdings information of the Target Fund and the Acquiring Fund as of February 16, 2016, the Target Fund would not be required to sell holdings to meet the Acquiring Fund’s 80% test post-Reorganization. As of this date, the Acquiring Fund has approximately 88% of its assets in stocks whose market capitalization is under $4 billion (currently, the Fund defines small capitalization companies as companies that have, at the time of purchase, market capitalizations of less than $4 billion). Under this circumstance, the Acquiring Fund is permitted to purchase stocks whose market capitalization is over $4 billion, including through the acquisition of assets of the Target Fund effected through the Reorganization. (The Acquiring Fund is required, under normal circumstances, to have at least 80% of its assets in stocks with market capitalizations under $4 billion). If the Reorganization were to occur based on the February 16, 2016 holdings information of both the Target and the Acquiring Funds, the Combined Fund would have 83% of its assets in stocks whose market capitalization is below $4 billion.

In addition, the disclosure in the Registration Statement has been clarified, as stated below, to reflect that the Reorganization will not require the Small Company Fund to dispose of portfolio securities to rebalance its portfolio to comply with its investment policies. The last paragraph on page 34 (carrying over to page 35) has been replaced with the following:

“The Reorganization will not require the Mid Cap Fund to dispose of a material portion of its portfolio securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Small Company Fund, nor will the Reorganization require the Small Company Fund to sell acquired portfolio securities in order to rebalance its portfolio to comply with its investment policies. Sales of portfolio securities of the Funds made be made in the ordinary course of business. Assets of the Mid Cap Fund will not be sold if, in the judgment of management or tax counsel, such sales would affect the classification of the Reorganization as tax-free for federal income tax purposes.

*   *   *   *   *   *   *  *   *  *

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Corporation’s documents.

Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information regarding the Corporation’s Registration Statement.

Respectfully submitted,

/s/ Lisa Muller

Lisa Muller